Exhibit 99.4

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK	x

CASCAL N.V.,	:
:
Plaintiff,	:
:
v.	:	No. 10 Civ. 3613 (LAK)
:
SEMBCORP UTILITIES PTE LTD.,	:	ECF Case
SEMBCORP INDUSTRIES LTD.,	:
BIWATER INVESTMENTS LTD., and	:
BIWATER HOLDINGS LIMITED,	:
:
Defendants,	:
x

BIWATER DEFENDANTS’ MEMORANDUM OF LAW IN OPPOSITION

TO CASCAL’S MOTION FOR A PRELIMINARY INJUNCTION

WACHTELL, LIPTON, ROSEN & KATZ 51 West 52nd Street New York, New York 10019-6150 Telephone: (212) 403-1000

Attorneys for Defendants Biwater Investments Ltd. and Biwater Holdings Limited

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TABLE OF AUTHORITIES

Cases	Page(s)

Chartbrook Ltd. v. Persimmon House Ltd., (2009) 1 A.C. 1101 (Eng.)	5 n.4

Grand River Enter. Six Nations, Ltd. v. Pryor, 481 F.3d 60, (2d Cir. 2007)	2

Investors Comp. Scheme Ltd. v. West Bromwich Bldg. Soc’y, (1998) 1 W.L.R. 896 (Eng.)	3 n.2, 5 n.4

John Labatt Ltd. v. Onex Corp., 890 F. Supp. 235 (S.D.N.Y. 1995)	2, 9

Kickham Hanley P.C. v. Kodak Ret. Income Plan, 558 F.3d 204 (2d Cir. 2009)	2

London Underground Ltd. v. Metronet Rail BCV Ltd, (2008) EWHC 502 (QB)	3 n.2

Mazurek v. Armstrong, 520 U.S. 968 (1997)	2

Munaf v. Geren, 128 S. Ct. 2207 (2008)	2

Winter v. Nat. Res. Defense Council, Inc., 129 S. Ct. 365 (2008)	2, 6

Statutes and Rules

Exchange Act § 10(b), 15 U.S.C. § 78j(b)	5 n.4

Exchange Act § 14(e), 15 U.S.C. § 78n(e)	5 n.4

17 C.F.R. § 14d-10	5 n.3

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PRELIMINARY STATEMENT

Biwater is the majority stockholder of Cascal. The Sembcorp offer that Cascal now seeks to enjoin is a cash lifeline that Biwater urgently needs to maintain its ongoing business operations. The offer is in full compliance with Biwater’s contractual obligations to Cascal. The proposed preliminary injunction risks grave financial harm to Biwater and is not supported by principles of equity.

As shown herein:

1. The contract claims underlying Cascal’s motion fail under the plain words of the relevant agreements; and

2. The balance of hardships strongly favor denial of this motion because (a) Biwater would be severely injured if the tender offer were to be enjoined; (b) the claims that the offer is “coercive” are irrelevant and flawed; and (c) injunctive relief would only promote the efforts of Cascal’s Special Committee directors to entrench themselves in their positions and enrich one of their allies. Defendants Biwater Investments Ltd. and Biwater Holdings Limited respectfully submit this memorandum of law in opposition to Cascal’s motion for a preliminary injunction.1

SUMMARY OF FACTS

For the factual material referred to herein, the Court is respectfully referred to the accompanying declarations of Biwater’s Lawrence Magor and Martyn Everett. In the interest of brevity, the facts will not be repeated herein except as necessary in the arguments below.

[1]

Biwater submits this memorandum of law and accompanying affidavits without prejudice to its May 12, 2010 Motion to Dismiss the Amended Complaint for, among other reasons, lack of personal jurisdiction and on forum non conveniens grounds.

ARGUMENT

POINT I

CASCAL BEARS A HEAVY BURDEN TO JUSTIFY A PRELIMINARY INJUNCTION.

A preliminary injunction is an “extraordinary” remedy that is “never awarded as of right,” Munaf v. Geren, 128 S. Ct. 2207, 2219 (2008), as it is “one of the most drastic tools in the arsenal of judicial remedies.” Grand River Enter. Six Nations, Ltd. v. Pryor, 481 F.3d 60, 66 (2d Cir. 2007). Injunctive relief “should not be granted unless the movant, by a clear showing, carries the burden of persuasion.” Mazurek v. Armstrong, 520 U.S. 968, 972 (1997). Courts should be “reluctant to permit targets of tender offers to use preliminary injunctions as a tool to delay or defeat legitimate tender offers.” John Labatt Ltd. v. Onex Corp., 890 F. Supp. 235, 244 (S.D.N.Y. 1995).

Plaintiffs seeking injunctive relief must “demonstrate that irreparable injury is likely in the absence of an injunction”; the mere “possibility” of irreparable harm is insufficient. Winter v. Nat. Res. Defense Council, Inc., 129 S. Ct. 365, 375-76 (2008). Biwater joins Sembcorp’s arguments establishing that Cascal has failed to show a likelihood of irreparable harm if the tender offer is not enjoined. Sembcorp Opening Opp. 17-19.

In addition to irreparable harm, a plaintiff seeking a preliminary injunction must also demonstrate either (1) a likelihood of success on the merits or (2) sufficiently serious questions going to the merits to make them a fair ground for litigation, together with a balance of hardships tipping decidedly in the movant’s favor. Kickham Hanley P.C. v. Kodak Ret. Income Plan, 558 F.3d 204, 209 (2d Cir. 2009). Cascal’s claims against Biwater are meritless, as shown below in Point II, and therefore fail to satisfy either merits standard. And as shown in Point III, the balance of potential hardships here tips decidedly in defendants’ favor. Because Cascal has failed to establish any of the requirements for a preliminary injunction, the motion must be denied.

POINT II

PLAINTIFF’S CLAIMS AGAINST BIWATER ARE MERITLESS.

Cascal’s motion turns on its contract claim that Sembcorp’s offer to purchase all Cascal shares for the same price, in the same currency (cash), and at the same time, is nevertheless not made “on the same terms” to all Cascal stockholders. Cascal claims the terms of the offer are different because Biwater is contractually obligated to tender its shares into the offer, while public stockholders have the choice not to. Am. Comp. ¶¶ 6, 55; Pl. Mem. 28.

The claim fails under any commonsense understanding of the contract terms at issue.2 Cascal alleges a breach by Biwater of a letter agreement, dated November 9, 2009, between Bi-water and Cascal (the “Letter Agreement”). Under the Letter Agreement, Cascal would provide potential buyers of Biwater’s 58.5 percent block of Cascal stock with nonpublic information, so long as Biwater entered into a non-disclosure agreement (“NDA”) with the potential purchaser. Declaration of Won S. Shin (“Shin Decl.”), Ex. 1 at 1. The NDA that Biwater entered with Sembcorp contained a standstill agreement that restricted Sembcorp’s acquisition of Cascal shares for twelve months under certain circumstances. Shin Decl., Ex. 2 at 4-5. But the Letter Agreement expressly permitted Biwater to waive the standstill to allow Sembcorp to make an “Equivalent Offer,” which is defined as “an offer or tender for all of the share capital of Cascal not already held by it … on the same terms (including as to price and form of consideration) for

[2]

The Letter Agreement is governed by English law. Shin Decl., Ex. 1 at 6. Under English law, “words should be given their natural and ordinary meaning” yet also “yield to business commonsense.” Investors Comp. Scheme Ltd. v. West Bromwich Bldg. Soc’y, (1998) 1 W.L.R. 896, 913 (Eng.) (Shin Decl., Ex. 9). “[T]he primary source for understanding what the parties meant is their language interpreted in accordance with conventional usage,” when viewed from the perspective of “a reasonable person having all the background knowledge which would reasonably have been available to the parties.” London Underground Ltd. v. Metronet Rail BCV Ltd., (2008) EWHC 502 (QB) (Shin Decl., Ex. 10). In interpreting a commercial contract, English law “generally favors a commercially sensible construction.” Id.

all Cascal shares (including those being acquired from Biwater in the Transaction) .…” Shin Decl., Ex. 1 at 2. So long as the Biwater offer is “on the same terms” to all Cascal holders, Cascal’s contract claims fall away. See Sembcorp Opening Opp. 19, 24-27, 29.

But the offer is on the same terms to all holders — same value, same consideration, same time, same everything. Cascal insists to the contrary on the ground that the Tender Offer and Stockholder Support Agreement between Biwater and Sembcorp “restricts Biwater’s ability to respond to the tender offer on the same terms as other Cascal shareholders.” Pl. Mem. 28 (emphasis added). As Cascal sees it, Sembcorp’s tender offer is not an “Equivalent Offer” because “public shareholders retain the right to accept or reject the tender offer and pursue alternatives but [Biwater] does not.” Am. Compl. ¶ 6. This argument makes no sense. Biwater’s contractual obligation regarding its response to Sembcorp’s offer is simply not a “term” of the offer itself. The NDA in fact identifies “price and form of consideration” as the type of “terms” that must be the same — making clear (consistent with common sense and plain English) that the “terms” of a tender offer are the attributes available to potential tenderers. As this Court recognized at the TRO hearing, the phrase “same terms” is “more naturally” understood to include “price, number of shares, … date of payment[,] … form of payment and whether it is cash or notes or stock.” Tr. 9. Accordingly, Sembcorp’s offer is made “on the same terms” for all Cascal shares, and Biwater was authorized to waive the standstill.3

[3]

That Cascal and Biwater would be focused on tender-offer terms regarding price and form of consideration makes all the more sense given the background law governing tender offers. SEC Rule 14d-10, the All Holders/Best Price Rule, requires a tender offer to be “open to all security holders of the class of securities subject to the tender offer” and requires a tender offeror to pay to all security holders “the highest consideration to any other security holder.” 17 C.F.R. § 14d-10(a). The Rule further provides that a tender offeror may offer more than one type of consideration in a tender offer, so long as security holders “are afforded equal right to elect among [them],” and the highest consideration of each type paid to any security holder is paid to all security holders receiving that type of consideration. Id. § 14d-10(c).

Finally, this “more natural[    ],” plain-English understanding of “same terms” is consistent with the logic and commercial purpose of the Letter Agreement. As Cascal conceded at the TRO hearing, Tr. 7, it was entirely foreseeable under the Letter Agreement that Biwater would make a deal with a potential purchaser who would acquire Biwater’s Cascal shares in a tender offer — indeed, that was the purpose of the agreement. This “same terms” provision was plainly designed to ensure that Biwater did not negotiate for itself a more favorable deal than other Cascal shareholders would receive in a tender offer by Sembcorp. And there was no such disparate treatment here: all shareholders (Biwater and the public) are being offered the same shares, at the same price, at the same time — same terms, no differences. That Biwater entered an agreement with Sembcorp in which it committed to tender its shares provides no basis for concluding that it will receive a more favorable deal than other Cascal shareholders.4

POINT III

THE EQUITIES DO NOT SUPPORT INJUNCTIVE RELIEF.

A.	Biwater would face significant hardship if the tender offer were enjoined.

In assessing the balance of the hardships, the Court “must consider the effect on each party of the granting or withholding of the requested relief.” Winter, 129 S. Ct. at 376 (emphasis added). In discussing the relative hardship to Cascal and Sembcorp, Pl. Memo. 29-30, Cascal has ignored the harm that Biwater would suffer if the tender offer were enjoined.

[4]

As demonstrated above, Cascal’s contract claim against Biwater must be rejected on the face and commercial purpose of the contract, and this Court need not resort to parol evidence. See Chartbrook Ltd. v. Persimmon House Ltd., (2009) 1 A.C. 1101,1116-21 (Eng.) (Shin Decl, Ex. 11); Investors Compensation Scheme Ltd., (1998) 1 W.L.R. at 913. Biwater reserves the right, however, to submit parol evidence in response to any such evidence that plaintiff may submit. With regard to Cascal’s purported federal claims against Biwater — that by entering into the Transaction Agreement, Biwater supposedly aided and abetted Sembcorp’s alleged violations of Sections 10(b) and 14(e) of the Securities Exchange Act (Am. Compl. ¶ 45) — Biwater joins Sembcorp’s arguments demonstrating that plaintiff’s federal securities law claims against Sembcorp are raised without standing, are directed at parties who cannot be sued under the pertinent provision, and otherwise fail to state a claim. Sembcorp Opening Opp. 20-27. Biwater could not have aided and abetted any violations that did not occur.

Biwater is Cascal’s majority shareholder. Since 2008, Biwater has been attempting to sell its 58.5 percent stake in Cascal to address Biwater’s own liquidity concerns. Declaration of Lawrence Magor (“Magor Decl.”) ¶¶ 3-5; Declaration of Martyn Everett (“Everett Decl.”) ¶ 6. The Tender Offer and the Transaction Agreement are the result of those efforts. They reflect the most favorable terms that Biwater has been able to obtain, and if consummated, would finally permit Biwater to liquidate its Cascal shares. Everett Decl. ¶ 6.

As described in the declaration of Martyn Everett, Biwater’s chief restructuring officer, Biwater is in “serious financial difficulty.” Everett Decl. ¶ 3. Because of significant cash-flow problems, in February 2010, Biwater was forced to increase its borrowing under a lending facility from HSBC, its principal lender. Id. ¶¶ 3-4. As a result, HSBC now holds security interests in certain assets of Biwater and its key subsidiaries, including a pledge over Biwater’s shares of Cascal. Id. ¶ 4. Biwater is also in significant debt to the Biwater retirement fund, and as a result, the trustees of the fund hold security interests in certain Biwater assets. Id. ¶ 5.

Biwater has determined that the sale of its Cascal shares is the only way to raise the funds needed to pay its obligations to HSBC and the retirement fund, while still protecting the future viability of Biwater. Everett Decl. ¶ 6. Since 2008, Biwater has sought to sell its Cascal shares at the best available price to raise funds for repayment of its debts. Id.; Magor Decl. ¶¶ 3-5. The Sembcorp offer represented the highest price and the best available deal Biwater was able to obtain through the sale process. Everett Decl. ¶ 6; Magor Decl. ¶ 6.

The funds Biwater has drawn from the HSBC lending facility incur substantial borrowing costs, including sizable monitoring fees and interest at a rate that will increase every month — up to 19.5% on September 1, 2010 — if the loan is not repaid before then. Everett Decl. ¶ 8. It is becoming increasingly difficult for Biwater to meet its debt obligations. Id. Although HSBC has generally been supportive of Biwater’s efforts to identify a buyer for its Cascal shares, there is a risk that the bank will lose patience with the protracted sale process and call Biwater’s debt. Id. ¶ 7. Such action by HSBC would require Biwater to declare insolvency. Id.

Thus, it is imperative that Biwater sell its Cascal stake as soon as possible. Everett Decl. ¶ 10. An injunction delaying that sale would cause significant hardship on Biwater.

B.	Cascal’s suggestion that the tender offer is coercive is neither relevant nor accurate.

Cascal sprinkles its pleadings with accusations that the tender offer would somehow “coerce” Cascal’s minority shareholders to tender their shares. Am. Compl. ¶¶ 1, 3, 7, 35, 38; Pl. Mem. 1, 2, 3, 11, 14, 24. The repeated charge of “coercion” is attention-grabbing, but it does not relate to any legal claim or doctrine in the case. Cascal’s claims under the securities laws or for breach of contract relate only to Sembcorp’s alleged misuse of confidential Cascal information and Biwater’s alleged breach of the Letter Agreement by waiving the standstill. Nor do the allegedly coercive aspects of the offer — the two-tiered pricing structure and Sembcorp’s intention to delist Cascal’s shares from the New York Stock Exchange — have anything to do with federal securities laws. Notably, Cascal does not allege that the proposed offer violates the substantive terms of the Williams Act relating to coercion, including the All Holders/Best Price Rule or the rules relating to the timing of offers. Nor does Cascal seek to allege corporate law claims (which would arise under the laws of the Netherlands) alleging that the structure of the offer is improper or unfair.

The claims of “coercion” are not just legally irrelevant, they are also equitably unjustified. The claim centers on the possibility that Cascal will be delisted upon the conclusion of the tender offer. But every public holder of Cascal invested on at least constructive knowledge that Cascal was a majority-controlled company subject to delisting and deregistration at any time. Since its initial public offering, Cascal has disclosed that Biwater has “sufficient voting power to

… take certain actions,” including actions to “remove and elect at least a majority of [Cascal’s] directors[;] … control [Cascal’s] decisions regarding debt incurrence, stock issuance and the declaration and payment of dividends; control [Cascal’s] management; and approve or reject any merger, consolidation or sale of substantially all of [Cascal’s] assets or any other transaction requiring shareholder approval.” Shin Decl., Ex. 4 at 20-21. The fact that Cascal had such a controlling shareholder was disclosed in its prospectus at the time of its IPO to prospective minority shareholders, who knew that “[t]his concentration of ownership of [Cascal’s] shares could … deprive holders of [the] shares of the opportunity to earn a premium for the sale of the shares.” Id. at 21. The fully disclosed risk of delisting and deregistration has been priced into this stock from the beginning.

C.	Cascal’s own conduct makes it undeserving of injunctive relief.

Contrary to the position taken by Cascal at the TRO hearing (Tr. at 13), the members of the Special Committee of Cascal’s Board of Directors do appear to have an “entrenchment” motive in seeking to enjoin Sembcorp’s tender offer. Biwater is currently subject to contractual limitations on its ability to remove members of Cascal’s Board of Directors. But Sembcorp, if it succeeds with its tender offer, would not be subject to those limitations and could more easily remove the current directors, including the members of the Special Committee. Magor Decl. ¶ 12; Shin Decl., Ex. 2 at 8-9; see John Labatt, 890 F. Supp. at 247 (“In a tender offer, where [t]here is an admitted fight for control of plaintiff between the defendants and entrenched management, the target is not a disinterested party protecting merely the markets and its shareholders from fraudulent acts.”).

Relatedly, as described in the Magor Declaration, two members of Cascal’s Special Committee became directors of the company upon the recommendation of former director Michael Wager, who had a longtime personal relationship with each of them. Magor Decl. ¶ 8.

The Special Committee has now awarded Wager a lucrative consulting contract — $900,000 per year plus restricted stock worth roughly $1.28 million — for the express purpose of helping to “fend[    ] off” the Sembcorp offer. Id. ¶ 10; Shin Decl., Ex. 8.

For as long as these directors and Wager continue their fight to “fend off” the Sembcorp offer, they retain their positions at Cascal. And they are financing their fight with Cascal corporate funds — most of which comes out of the pocket of Cascal’s 58.5 percent shareholder, Bi-water. Magor Decl. ¶ 11.

Biwater believes it is highly improper for Wager and the Special Committee to use corporate funds of a majority-owned corporation to injure its majority shareholder and to bestow personal benefits on Wager in the process. Cascal presents itself as the defender of shareholder interest. But it is not. Not a single shareholder is suing here — and no wonder, given that the proposed transaction presents a liquidity event that many holders will welcome, on terms that are consistent with Cascal’s express disclosures throughout its corporate existence. The plaintiff here is in fact three Cascal directors, presently answerable to no one, guided by a consultant who hand-picked two of these three directors and whose lucrative job as a litigation “advisor[    ] and spokesperson” depends on preventing Biwater (and other stockholders) from selling their shares. Shin Decl., Ex. 8. Biwater is considering claims in the Dutch courts against these individuals for breach of their Dutch-law fiduciary duties. Magor Decl. ¶ 12. But at a minimum, in this Court, the Special Committee should not benefit from its inequitable conduct by obtaining injunctive relief against a sale by the principal owners of the company.

CONCLUSION

For all of the reasons set forth above, this Court should deny Cascal’s motion for a preliminary injunction.

Dated: May 15, 2010		Respectfully submitted,

WACHTELL, LIPTON, ROSEN & KATZ

	By:	/s/ Kenneth B. Forrest
Kenneth B. Forrest
John F. Lynch
William Savitt
Won S. Shin

51 West 52nd Street
New York, NY 10019
Telephone: (212) 403-1000
Facsimile: (212) 403-2000
KBForrest@wlrk.com
JLynch@wlrk.com
WDSavitt@wlrk.com
WShin@wlrk.com

Attorneys for Defendants Biwater Investments
Ltd. and Biwater Holdings Limited